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                                                                  EXHIBIT (A)(8)

                            EMERGE INTERACTIVE, INC.

                                  SUPPLEMENT TO
            OFFER TO EXCHANGE OPTIONS TO PURCHASE COMMON STOCK UNDER
                              ELIGIBLE OPTION PLANS

                                  JULY 30, 2001

         On June 29, 2001 we provided you with the eMerge Interactive, Inc. Offer to Exchange Options to Purchase Common Stock Under Eligible Option Plans. We are providing this document to you to supplement and clarify a number of the matters discussed in the offer to exchange. IN ORDER TO ALLOW YOU TIME TO CONSIDER THE ADDITIONAL INFORMATION CONTAINED IN THIS SUPPLEMENT, WE HAVE EXTENDED THE OFFER UNTIL 12:00 MIDNIGHT, EASTERN TIME, ON MONDAY, AUGUST 6, 2001. As a result, it is expected that the replacement grant date will be on or after February 11, 2002.

         This supplement discusses amendments we have made to a number of the sections of the offer to exchange. Except as discussed in this supplement, we are not making any other changes to the terms and conditions previously set forth in the offer to exchange. In this regard, this supplement should be read in conjunction with the offer to exchange.

         Additionally, we will be supplying you with a Confirmation of Election Concerning Exchange of Stock Options following the expiration of the offer. A description of the new form is set forth below. The form of Confirmation of Election Concerning Exchange of Stock Options is attached to this supplement.

         We have made the following the amendments and clarifications to the offer to exchange:

1.       Summary Term Sheet

         We have modified our responses to two questions in the Summary Term Sheet contained in the offer to exchange. These modifications change the disclosures to affirmatively state that none of our affiliates are eligible to participate in the offer. The questions and amended answers are as follows:

                  WHO IS ELIGIBLE?

                  With the exception of any eMerge vice president or above, any member of the eMerge board of directors, any affiliate of eMerge and any employee who has received stock options since June 1, 2001, any current employee of eMerge with a current stock option at any price is eligible. (Page 9)

                  WHAT DO WE AND OUR BOARD OF DIRECTORS THINK OF THE OFFER?

                  Although our board of directors has approved this offer, neither we nor our board of directors make any recommendation as to whether you should elect to exchange or refrain from exchanging your options. Our officers who are vice presidents and above, our affiliates and our directors are not eligible to participate in the offer. (Page 9, 10)



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2.       Withdrawal Rights

         We have modified the second paragraph in Section 4 (Withdrawal Rights) to clarify that whether or not we extend the offer, if for any reason we have not accepted your elected options for exchange before 12:00 midnight, Eastern Time, on August 24, 2001, you may thereafter withdraw your options elected for exchange. The amended paragraph reads as follows:

                  You may withdraw your elected options at any time before 12:00 midnight, Eastern Time, on August 6, 2001. If the offer is extended by us beyond that time, you may withdraw your elected options at any time until the extended expiration of the offer. If we for any reason have not accepted your elected options for exchange before 12:00 midnight, Eastern Time, on August 24, 2001, you may withdraw your options elected for exchange at any time after 12:00 midnight, Eastern Time, on August 24, 2001.

3.       Acceptance of Options for Exchange and Issuance of New Options

         We have added a sentence to the end of the first paragraph Section 5 (Acceptance of Options for Exchange and Issuance of New Options) stating that we do not anticipate that the replacement grant date will be delayed due to meetings of the board or the compensation committee. The new sentence reads as follows:

                  We do not anticipate that these meetings will delay the issuance of your new options beyond the replacement grant date.

         We have modified the last sentence of the last paragraph in Section 5 to disclose that you will be receiving a confirmation of your right to receive new options following the expiration of the offer period. A Form of Confirmation Concerning Election of Stock Options is attached to this Supplement. The new sentence reads as follows:

                  Subject to our right to extend, terminate and amend the offer, promptly following the expiration of the offer period we will mail you a confirmation of your right to receive new options, which will include the material terms of your new options (excluding price), and we will mail you your new option notice and agreement within four weeks after the replacement grant date.

4. Interests of Directors and Officers; Transactions and Arrangements Concerning the Options

         We have added a paragraph to Section 9 (Interests of Directors and Officers; Transactions and Arrangements Concerning the Options) to affirmatively state that none of our affiliates are eligible to participate in the offer. The new paragraph reads as follows:

                  None of our directors, affiliates, officers who are vice presidents and above or any employee who has received stock options since June 1, 2001 are eligible to participate in the offer.

5.       Additional Information

         We have amended the beginning of Section 15 (Additional Information) to add our summary financial information. The language describing the financial information is set forth below:



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                  The following table sets forth selected financial and
         operating data of eMerge. The selected historical statement of operations data for the years ended December 31, 1999 and 2000 and the selected historical balance sheet data as of December 31, 1999 and December 31, 2000 have been derived from the audited financial statements included in our annual report on Form 10-K for the year ended December 31, 2000. The selected historical statement of operations data for the three months ended March 31, 2000 and March 31, 2001 and the selected historical balance sheet data as of March 31, 2001 have been derived from the unaudited financial statements included in our quarterly report on Form 10-Q for the quarter ended March 31, 2001. The information presented below should be read together with our financial statements and related notes filed as an exhibit to our annual report on Form 10-K and our other SEC filings referred to in this section.

                                                                                              (unaudited)
                                                      Year Ended December 31,         Three Months Ended March 31,
                                                  -----------------------------      ------------------------------
                                                       1999           2000              2000              2001
                                                  ------------    -------------      ------------     -------------
         Results of Operations:
              Gross Revenues...........           $ 43,783,124    $ 803,019,933      $ 38,552,899     $ 325,208,240
              Gross Profits............                265,665        9,160,276           351,975         3,717,702
              Net Income (or loss).....            (15,595,286)     (33,135,097)       (5,508,757)      (10,221,539)

                                                                                              (unaudited)
                                                       As of December 31,                   As of March 31,
                                                  -----------------------------             ---------------
                                                      1999             2000                       2001
                                                  ------------    -------------               ------------
         Financial Position:
              Current Assets............          $ 15,640,122     $ 66,091,061               $ 47,447,869
              Noncurrent Assets.........            10,121,591       82,461,162                 86,449,275
              Current Liabilities.......            15,832,475       18,384,281                 13,000,667
              Noncurrent Liabilities....               624,068           90,820                     24,259
              Net Book Value per Common
              Share.....................                  1.26             3.70                       3.40

                  The information set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (beginning on page F-1 and ending on page F-21) and our Quarterly Report on Form 10-Q (beginning on page 3 and ending on page 9) for the fiscal quarter ended March 31, 2001 are incorporated herein by reference.

6.       Miscellaneous

         We have deleted a portion of the first sentence of Section 16 (Miscellaneous) and added a sentence to the end of the first paragraph in
Section 16. The amended first sentence reads as follows:

                  This offer to exchange and our SEC reports referred to above include "forward-looking statements."

         And the added sentence reads as follows:

                  Notwithstanding the foregoing, the safe harbor in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with the tender offer.



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7.       Conditions to the Offer

         We have amended the first paragraph of Schedule A (Conditions to the Offer) to note that the time at which a determination must be made as to whether or not the conditions set forth in section (c)(v) and section (c)(viii) have been triggered is different than the time set forth for determining whether or not the other conditions have been triggered. The amended paragraph reads as follows:

                  Notwithstanding any other provision of the offer, we will not be required to accept any options elected for exchange, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any options elected for exchange, in each case, subject to certain limitations, if at any time on or after June 29, 2001 and prior to the expiration date (with the exception of (c)(v) and (c)(viii)) any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any such case and regardless of the circumstances giving rise thereto, including any action or omission to act by us, the occurrence of such event or events makes it inadvisable for us to proceed with the offer or with such acceptance and cancellation of options elected for exchange:

         We have amended Section (c)(v) of Schedule A to indicate what constitutes a significant decline in the price of our common stock and to clarify when a decline will be measured. The amended section reads as follows:

                  (v) any decrease of 10% or more in the market price of the shares of our common stock between June 29, 2001 and the close of business on the day before the scheduled expiration of the offer or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on the business, condition (financial or other), operations or prospects of eMerge or our subsidiaries or on the trading in our common stock;

         We have amended Section (c)(viii) of Schedule A to clarify when a decline in market conditions will be measured. The amended section reads as follows:

                  (viii) any decline in either the Dow Jones Industrial Average or the Standard and Poor's Index of 500 Companies by an amount in excess of 10% between June 29, 2001 and the close of business on the day before the scheduled expiration of the offer;

         We have amended the last paragraph of Schedule A to clarify that we may waive any of the conditions contained in Schedule A, in our discretion, whether or not we waive any other condition to the offer. The amended paragraph reads as follows:

                  The conditions to the offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the expiration date. We may waive them, in whole or in part, at any time and from time to time prior to the expiration date, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of these rights. Any determination we make concerning the events described in this Schedule A will be final and binding upon all persons.



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8.       Election Concerning Exchange of Stock Options

         In the Election Concerning Exchange of Stock Options form you are asked to represent that you have received and read the offer materials. We are amending that representation so that you only acknowledge that you have received the offer materials. Whether or not you have previously submitted an Election Concerning Exchange of Stock Options, we will for all purposes disregard any representation you made stating that you have read the offer materials.

9.       Confirmation of Election Concerning Exchange of Stock Options

         Upon expiration of the offer, we will provide you with a confirmation letter that confirms that we have received your Amended Election Concerning Exchange of Stock Options and verifies the options you elected to cancel. A copy of the Confirmation of Election Concerning Exchange of Stock Options is attached to this Supplement.






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